Morgan, Lewis & Bockius, LLP
101 Park Avenue
New York, New York 10178
January 16, 2007
VIA EDGAR AND FACSIMILE
Ms. Cecilia D. Blye
Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Cadbury Schweppes Public Limited Company Form 20-F for the Fiscal Year Ended January 1, 2006 Filed April 11, 2006, Amended October 23, 2006
Dear Ms. Blye:
The following responds to the comments and requests for supplemental information set forth in your December 21, 2006 letter to Hester Blanks, Group Secretary of Cadbury Schweppes Public Limited Company regarding the above-referenced filing.
Cadbury Schweppes Public Limited Company and its subsidiaries (the “Group”) conduct a multi-national business that manufactures, markets and sells confectionery and beverage products. The Group’s brands are sold in almost every country in the world. For its 2005 fiscal year, the Group reported revenues in excess of £6.5 billion and a profit from operations in excess of £1.0 billion. Sales outside of the United States accounted for more than 70% of the Group’s fiscal 2005 revenues.
The Group’s executive offices are located in London and its ordinary shares are listed on the London Stock Exchange. In addition, it has a secondary listing of American Depositary Shares, or ADRs, each representing four ordinary shares, on the New York Stock Exchange.
During 2006, as publicly announced, the Group disposed of its beverage operations in Syria. The amount of the net proceeds to the Group from this disposition, which was immaterial to the Group, is set forth on a Schedule of Confidential Information, which is being submitted to the Staff supplementally on a confidential basis.

Ms. Cecilia D. Blye
Office of Global Security Risk
United States Securities and Exchange Commission
January 16, 2007

Prior to this disposition, concentrate was sold under license by a Group subsidiary outside of Syria to independent third party bottlers operating in Syria. The bottlers would manufacture, bottle and sell the respective beverage products under the Group’s brands. This type of arrangement is common in the beverage industry. To the Group’s knowledge, these bottlers were not owned or controlled by the government of Syria. Revenues attributable to the Syrian beverage operations have consistently been immaterial to the Group. For the Group’s 2005 fiscal year, such revenues were £4.4 million (0.07% of total revenues).
In addition, certain of the Group’s confectionery products are currently sold in Syria by a Lebanese subsidiary of the Group, and an employee of the Group is based in Syria to facilitate sales. Sales are coordinated by Khalil Fattal et Fils (“Fattal”), an independent third party that has acted for Cadbury’s confectionery business in Syria, Jordan, Iraq and Lebanon for many years. To the Group’s knowledge Fattal is not owned or controlled by the Syrian government. Revenues from the sale of confectionery products in Syria have consistently been immaterial to the Group. For the Group’s 2005 fiscal year, such revenues were £2.1 million (0.03% of total revenues).
The quantitative contribution of these operations to Group results are minimal, and clearly immaterial to a company with revenues and operating profit at the level the Group has reported.
The Group believes that details regarding the Syrian operations are immaterial from a qualitative perspective as well, and does not believe additional disclosure is warranted for the reasons outlined below.
The Group’s public disclosure indicates that Cadbury Schweppes PLC itself is an English company and members of the Group conduct business in most countries of the world. In particular, the Group’s public disclosure describes its four business units, which include the “Europe, Middle East and Africa”, or EMEA, region. From this, the Group believes it is clear that confectionery products would be marketed and sold throughout the Middle East region.
Notwithstanding this disclosure in the Group’s public filings and public disclosure in 2006 of the disposal of the Syrian operations, the Group has received no inquiries from investors regarding its Syrian operations. The Group undertakes an active program of investor meetings throughout the year that provide shareholders an opportunity to voice any concerns. Questions regarding the Group’s involvement in Syria or other countries on the U.S. State Department’s list of “state sponsors of terrorism” have not been raised in any such meeting.
Less than 40% of the Group’s shareholders reside in the United States, and most of them are not impacted by the legislation described in the Staff’s letter. The Group’s non-U.S. shareholders are not bound by such legislation. In addition, as noted above, sales outside of the United States accounted for more than 70% of the Group’s fiscal 2005 revenues. Thus, in the Group’s view,

Ms. Cecilia D. Blye
Office of Global Security Risk
United States Securities and Exchange Commission
January 16, 2007

there is no material risk regarding a potential adverse impact on the Group’s reputation or share value as a result of its activities in Syria.
For all the foregoing reasons, the Group does not believe that specific disclosure regarding the Group’s business in Syria is warranted by either quantitative or qualitative concepts of materiality.
The Group notes to the staff that certain of its products are sold in other countries designated by the U.S. Department of State as “state sponsors of terrorism” as follows:
•	Sudan – The Group’s EMEA unit sells confectionery products into Sudan. Sales are coordinated through an independent Sudanese distributor, Al Sahaba International Group. To the Group’s knowledge, the distributor is not owned or controlled by the Sudanese government. Revenues from sales of products into Sudan have consistently been immaterial to the Group. For the Group’s 2005 fiscal year, such revenues were £0.6 million (0.01% of total revenues).

•	Iran – The Group believes that independent exporters who purchase certain of its confectionery products in Turkey for export may be selling certain of the products in Iran. Under arrangements with those exporters, title to the product passes from the Group to the third party exporters at the time of sale. The Group has no control over the export and further resales of the product by the exporters. Revenues to the Group from sales to these third party exporters in Turkey have consistently been immaterial to the Group. For the Group’s 2005 fiscal year, such revenues from sales to the exporters were £6.6 million (0.10% of total revenues). The Group has no information as to which portion of these products were resold into Iran.

•	Cuba – The Group’s Spanish subsidiary sells a small amount of confectionery products to an independent third party based in Andorra, which resells the products into Cuba. The Andorran company is not, to the knowledge of the Company, owned or controlled by the Cuban government. Revenues from sales of products to the Andorran entity have consistently been immaterial to the Group. For the Group’s 2005 fiscal year, such revenues were approximately £25,000. In addition, the Group’s American businesses hold licenses to sell products into Cuba issued pursuant to regulations of the U.S. Department of Treasury. However, for the Group’s 2005 fiscal year, there were no sales.

•	North Korea – The Group does not sell products directly or, to its knowledge, indirectly into North Korea.
For the same reasons as discussed above with respect to Syria, the Group does not believe that the above-described operations are in themselves material.

Ms. Cecilia D. Blye
Office of Global Security Risk
United States Securities and Exchange Commission
January 16, 2007

In connection with our response to your comments, the Group acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments regarding our responses, please call the undersigned at (212) 309-6843, or Hester Blanks, Group Secretary at 011-44-207-830-5040.
Sincerely,
/s/Howard Kenny

cc:	Pradip Bhaumik Attorney-Advisor Office of Global Security Risk Christopher Owings Assistant Director Division of Corporation Finance Mara Ransom Legal Branch Chief Division of Corporation Finance